FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CCU REPORTS CONSOLIDATED FIRST QUARTER 2006 RESULTS

FIRST QUARTER Revenues Up 7.5%, Operating Income Increased 4.3%, EBITDA() Up 2.8%, , Net Income Increased 3.1% to US$0.61 per ADR

(Santiago, Chile, April 28, 2006) -- CCU (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the first quarter 2006. All US$ figures are based on the exchange rate effective March 31, 2006 (US$1.00 = Ch$526.18).

COMMENTS FROM THE CEO

During the first quarter of 2006, revenues continued their positive trend, growing by 7.5% in comparison to the first quarter of 2005, reaching Ch$139,282 millions (US$264.7 million). These satisfactory results are explained by the growth of consolidated volumes of 5.6% and 2.0% higher average prices.

The volume growth, just like the second half of last year, was supported by a higher investment in marketing in the different business segments, reflecting CCU's commitment to compete through the creation of brand value to ensure the Company's sustainability in the long-term.

During the first quarter of 2006 all business segments improved their performance, with the exception of wine. Without considering Viña San Pedro (VSP), which has been affected by the appreciation of the Chilean peso and volume decreases in the domestic market, CCU's operating profit would have grown by 9.5% instead of the 4.3% effectively reached.

The Chilean beer segment had a good performance during the quarter, growing its operating results by 7.1%, mainly explained by 9.4% higher revenues, as a consequence of 8.1% and 1.1% higher volumes and prices, respectively. During this period, all of our key brands developed positively.

The Argentine beer business improved its operating results by 4.4% measured in Chilean pesos. However, in dollar terms, our subsidiary in Argentina increased its operating results by 19.2%. This difference is explained by the appreciation of the Chilean peso.

The operating income of the soft drink segment was similar to that of the previous year, growing 0.7%. In spite of this, notable is the good performance of Cachantun product "Mas" - which explains the 21.7% increase in mineral water volumes during the first quarter of 2006- , as well as Watt's nectar and Gatorade that increased their volumes by 20.2% and 80.5%, respectively, during the same period.

The profitability of the wine segment was mainly affected by the 9.0% appreciation of the Chilean peso during the first quarter of 2006, which implied for VSP Ch$52 less for every dollar exported. Additionally, during this quarter, volumes in the domestic market - as well as those of the whole industry- were affected by the increase of domestic prices to cover the higher costs of the 2005 harvest. These negative effects were partially offset by 6.7% higher average export prices measured in dollars. VSP will continue focusing on distribution, brand creation, enology and innovation in order to reestablish its growth trend in the medium term, and adapting to operate with a stronger peso and a weaker dollar. Additionally, the lower costs expected for the 2006 harvest should help to improve margins during the second half of the year.

Finally, in the pisco business, Pisconor merged with Control a year ago, forming Compañía Pisquera de Chile S.A. (CPCh). This segment improved considerably its profitability, increasing its operating results by Ch$1,036 million (US$2.0 million) during the first quarter, which makes us optimistic about the future of this business.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibit 1)

REVENUES

Q106 Total revenues increased 7.5% to Ch$139,282 million (US$264.7 million), as a result of 7.8% higher revenues from core products, partially offset by 2.3% lower revenues from other products. Core products growth is the result of 5.6% higher consolidated volumes and 2.0% higher average prices. Consolidated volumes growth is explained by an increase of 8.1% in beer Chile, 6.6% in the soft drink segment, 48.8% in the pisco business and 1.1% in beer Argentina, partially offset by lower sales in the wine business. The increase in average prices is explained by higher prices in beer Chile, pisco and mineral water, partially offset by lower prices in the other categories.

Revenues by segment

	Q1 (US$ million)
	2005		2006		% Chg.
Beer - Chile	105.6	42.9%	115.6	43.7%	9.4%
Beer - Argentina	29.2	11.8%	28.7	10.8%	-1.6%
Soft Drinks & Mineral Water	69.8	28.3%	75.7	28.6%	8.4%
Wine	33.9	13.8%	29.7	11.2%	-12.5%
Pisco	4.1	1.7%	10.8	4.1%	160.9%
Others	3.7	1.5%	4.4	1.7%	18.2%
TOTAL	246.3	100.0%	264.7	100.0%	7.5%

GROSS PROFIT

Q106 Increased 9.7% to Ch$77,980 million (US$148.2 million) as a result of 7.5% higher revenues, partially offset by a 4.8% higher cost of goods sold, which amounted to Ch$61,302 million (US$116.5 million). Cost of goods sold decreased as a percentage of sales 1.1 points to 44.0%. This decrease, with the exception of wine, is explained by all business segments that benefited from the lower exchange rate and the dilution of some fixed costs. In Q106, the gross profit margin, as a percentage of sales, increased from 54.9% to 56.0%.

OPERATING RESULTS

Q106 Amounted to Ch$26,808 million (US$50.9 million), 4.3% higher than Q105, due to a higher gross profit, partially offset by higher selling, general & administrative (SG&A) expenses. SG&A expenses reached Ch$51,172 million (US$97.3 million) in Q106, 12.7% higher than in Q105, mainly due to higher marketing and distribution expenses. SG&A expenses, as a percentage of sales, increased from 35.0% in Q105 to 36.7% in Q106. As a consequence, the consolidated operating margin for the period decreased from 19.8% to 19.2%.

*Does not include wine which reported operating losses.

Operating Income and Operating Margin by Segment

	Q1
	Operating Income (US$ million)			Operating Margin
	2005	2006	% Chg	2005	2006
Beer - Chile	35.6	38.1	7.1%	33.7%	33.0%
Beer - Argentina	3.6	3.7	4.4%	12.2%	13.0%
Soft Drinks & Mineral Water	8.8	8.9	0.7%	12.6%	11.7%
Wine	1.0	-1.6	NM	2.8%	-5.5%
Pisco	-1.7	0.2	NM	-41.8%	2.3%
Others	1.7	1.6	-3.2%	45.6%	37.3%
TOTAL	48.9	50.9	4.3%	19.8%	19.2%

EBITDA

>Q106 Increased 2.8% to Ch$37,087 million (US$70.5 million) compared to Q105, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 1.2 percentage points lower than in Q105, reaching 26.6% in Q106. This quarter, continuing with the criteria applied since Q3'05, the depreciation of agricultural assets and barrels, which are included in the direct cost of wine, were considered in the calculation of EBITDA. This criteria has been applied to 2005 figures in order to facilitate comparison between the two periods.

EBITDA by segment

	Q1
	EBITDA (US$ million)			EBITDA margin
	2005	2006	% Chg	2005	2006
Beer - Chile	44.6	46.8	5.0%	42.2%	40.5%
Beer - Argentina	6.4	6.4	0.1%	21.9%	22.3%
Soft Drinks & Mineral Water	13.7	13.6	-0.8%	19.7%	18.0%
Wine	3.3	0.8	-76.5%	9.6%	2.6%
Pisco	-1.6	0.7	NM	-39.4%	6.4%
Others	2.2	2.2	0.1%	60.0%	50.8%
TOTAL	68.5	70.5	2.8%	27.8%	26.6%

NON-OPERATING RESULTS

Q106 Improved by Ch$71 million (US$0.1 million) compared to the same quarter last year, from a loss of Ch$1,375 million (US$2.6 million) to a loss of Ch$1,304 million (US$2.5 million). The improvement in non-operating results is mainly explained by:

    Foreign currency exchange results, which improved from a loss of Ch$469 million (US$0.9 million) to a loss of Ch$197 million (US$0.4 million), mainly as a consequence of VSP's policy of hedging expected foreign currency flows.

    Price level restatement, which improved from a gain of Ch$286 million (US$0.5 million) to a gain of Ch$481 million (US$0.9 million) in Q106, mainly due to a lower negative inflation rate during Q106.

    Other non-operating income/expenses, which increased from a gain of Ch$27 million (US$0.1 million) in Q105 to a gain of Ch$171 million (US$0.3 million) this quarter, mainly due to non-recurrent gains on the sale of fixed assets during Q106.

These positive effects were partially offset by:

    Net financial expenses, which increased from a loss of Ch$706 million (US$1.3 million) in Q105 to a loss of Ch$919 million (US$1.7 million) in Q106, mainly due to higher debt related to the pisco business.

NET INCOME

Q106 Increased 3.1% in relation to Q105, reaching Ch$20,414 million (US$38.8 million), as a consequence of higher operating income, positive minority interest and improved non-operating results, partially offset by higher income taxes, which are explained by better results in Chile and Argentina.

SEGMENT HIGHLIGHTS (Exhibit 2)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products and those derived from the sale of other non-core products. The results of the Company's plastic packaging division and the confectionery sales have been included in the "Others" business segment. In this segment, inter-company sales have been eliminated. Pisco sales of Control products made during the second half of March 2005 were not consolidated in CCUs results during Q1'05. Corporate overhead expenses have been allocated on a pro-rata basis to the individual business segments based on service level agreements. The costs associated with Transportes CCU, the logistics subsidiary, which are not directly related to each business segment, are allocated based on the case volume handled from each product.

(** Note: the comments below regarding volumes and pricing refer to Q1'06.)
BEER CHILE

Revenues increased 9.4% to Ch$60,813 million (US$115.6 million), as a result of 8.1% higher sale volumes and 1.1% higher real average prices.

Operating Income increased 7.1% to Ch$20,062 million (US$38.1 million), mainly as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold increased 6.7% to Ch$20,303 million (US$38.6 million), mainly due to higher direct costs as a consequence of higher volumes, a higher mix of one-way products and higher energy costs, partially offset by lower depreciation. As a percentage of sales, cost of goods sold decreased from 34.3% to 33.4% due to the positive effect of a weaker dollar and the dilution of some fixed costs. SG&A expenses increased 14.8% to Ch$20,448 million (US$38.9 million) reaching 33.6% of sales, 1.6 percentage points higher than in Q105, mainly due to higher marketing and distribution expenses. The operating margin decreased from 33.7% to 33.0%.

EBITDA increased 5.0% to Ch$24,630 million (US$46.8 million), while the EBITDA margin was 40.5% of sales, 1.7 percentage points lower than in Q105.

Comments Sale volumes had a very positive performance, with an 8.1% increase. The most important brands grew their sales, most notably Cristal, Escudo, Heineken and Kunstmann. This growth was supported by higher investments in brand value through an increase in marketing expenses and promotional activities in supermarkets.

BEER ARGENTINA

Revenues decreased 1.6% to Ch$15,094 million (US$28.7 million), due to 2.0% lower average prices, when converted to Chilean pesos, partially offset by 1.1% higher sale volumes. In US dollar terms, revenues increased 15.2% and average prices 14.3%.

Operating Income increased 4.4% from Ch$1,879 million (US$3.6 million) in Q105 to Ch$1,961 million (US$3.7 million) in Q106, as a result of lower cost of goods sold, partially offset by lower revenues and higher SG&A expenses. Cost of goods sold measured in Chilean pesos decreased 8.8%, reaching Ch$6,697 million (US$12.7 million). In US dollar terms, cost of goods sold increased 6.5%, but as a percentage of sales, cost of goods sold decreased from 47.9% to 44.4%. SG&A expenses measured in Chilean pesos increased 5.2% from Ch$6,116 million (US$11.6 million) to Ch$6,436 million (US$12.2 million), mainly as a result of higher marketing expenses. As a percentage of sales, SG&A expenses increased from 39.9% to 42.6%. The operating margin increased from 12.2% to 13.0%. Operating results in US dollar terms grew by 19.2%.

EBITDA increased 0.1% from Ch$3,360 million (US$6.4 million) to Ch$3,362 million (US$6.4 million) this quarter, while the EBITDA margin improved 0.4 points reaching 22.3%, compared with 21.9% in Q105.

Comments The profitability of this segment continues improving, with higher volumes and better prices measured in dollars. Prices increased from US$37 per HL in Q105 to US$43 per HL in Q106. Budweiser and Heineken had a very good performance during this quarter, growing CCU Argentina volumes more than the estimated growth of the industry.

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 8.4% to Ch$39,806 million (US$75.7 million), due to 6.6% higher sale volumes and 1.7% higher average prices.

Operating Income increased 0.7% from Ch$4,625 million (US$8.8 million) in Q105 to Ch$4,657 million (US$8.9 million) this quarter, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold increased 5.1% to Ch$18,375 million (US$34.9 million), mainly due to higher direct costs of mineral water and nectars related to higher volumes, partially offset by lower direct cost for soft drinks due to the appreciation of the Chilean peso. As a percentage of sales, cost of goods sold decreased from 47.6% to 46.2%. SG&A expenses increased 14.7% to Ch$16,774 million (US$31.9 million), mainly due to higher marketing and distribution expense. The operating margin decreased from 12.6% to 11.7% in Q106.

EBITDA decreased 0.8% from Ch$7,218 million (US$13.7 million) in Q105 to Ch$7,160 million (US$13.6 million) in Q106. The EBITDA margin decreased from 19.7% in Q105 to 18.0% this quarter.

Comments Sale volumes of mineral water, nectars and Gatorade had a very positive performance. Mineral water grew 21.7%, explained by Cachantun product "Mas", that in February introduced a new citrus orange flavor. Nectars continued with the positive trend shown over the last few years, growing its volumes by 20.2%, as well as Gatorade, which grew by 80.5% during this quarter. In February, Pepsi was the official sponsor of the Viña del Mar International Song Festival, the most important song festival in Chile.
WINE

Revenues decreased 12.5% to Ch$15,604 million (US$29.7 million), due to a decrease of 10.3% and 34.7% in bottled and bulk wine revenues, respectively. The lower revenues are explained by lower volumes and prices in wine exports from Chile, the latter explained by the appreciation of the Chilean peso since the export prices in dollar terms increased 6.7%, as well as a decrease in domestic volumes as a result of higher domestic prices. In Finca La Celia (Argentina) average prices measured in Chilean pesos and volumes decreased by 9.4% and 7.3%, respectively.

Operating Income decreased Ch$1,358 million (US$2.6 million) to a loss of Ch$858 million (US$1.6 million) in Q106, explained by lower revenues, partially offset by lower cost of goods sold and SG&A expenses. Cost of goods sold decreased 6.9% from Ch$12,192 million (US$23.2 million) in Q105 to Ch$11,346 million (US$21.6 million) this quarter, mainly explained by lower direct costs due to the lower sales level. As a percentage of sales, cost of goods sold increased from 68.4% to 72.7% due to the higher costs of last year harvest. SG&A expenses were stable, decreasing 0.3% to Ch$5,117 million (US$9.7 million). As a percentage of sales SG&A increased from 28.8% to 32.8%. Accordingly, the operating margin decreased from 2.8% in Q105 to a negative 5.5% in Q106.

EBITDA decreased Ch$1,309 million (US$2.5 million) to Ch$403 million (US$0.8 million), while the EBITDA margin decreased from 9.6% to 2.6%.

Comments The profitability of this segment has been affected by the 9.0% appreciation of the Chilean peso during the quarter, which implied for Viña San Pedro, Ch$52 less for every dollar exported. The appreciation of the Chilean peso has neutralized the increase in dollar terms of average export prices, which grew 6.7% during the quarter. Additionally, the domestic wine industry has been affected by higher wine prices compared to substitutes, like beer, to compensate higher costs of the 2005 harvest. VSP will continue focusing on distribution, brand equity creation, enology and innovation in order to reestablish its growth trend in the medium term, and adapting to operate with a stronger peso and a weaker dollar. Additionally, the lower costs expected for the 2006 harvest should help to improve margins during the second half of the year.

PISCO

Revenues increased 160.9% to Ch$5,666 million (US$10.8 million), due to 48.8% higher volumes and 27.8% higher average prices. Higher volumes are a result of the merger between Pisconor and Control, which created Compañía Pisquera de Chile in March 2005, and higher prices are explained by lower discounts in the industry and higher volumes of premium priced products.

Operating Income improved Ch$1,036 million (US$2.0 million) from a loss of Ch$908 million (US$1.7 million) to a gain of Ch$128 million (US$0.2 million) in Q1'06, mainly due to higher revenues, partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold increased 104.7% to Ch$3,402 million (US$6.5 million) in Q1'06 mainly related with higher volumes and production capacity. However, as a percentage of sales, cost of goods sold decreased from 76.5% to 60.0%. SG&A expenses increased 50.6% to Ch$2,136 million (US$4.1 million) in Q1'06, however as a percentage of sales SG&A decreased from 65.3% to 37.7% due to the dilution of fixed costs and lower marketing expenses. Accordingly, the operating margin improved from a negative 41.8% in Q1'05 to a positive 2.3% in Q1'06.

EBITDA improved Ch$1,221 million (US$2.3 million) from a loss of Ch$856 million (US$1.6 million) in Q1'05 to a gain of Ch$365 million (US$0.7 million) in Q1'06, while the EBITDA margin improved from a negative 39.4% to a positive 6.4%.

Comments The creation of Compañía Pisquera de Chile, which consolidated Pisconor's and Control's operations in March 14, 2005, allowed the new company to reach almost half of the domestic pisco market, and to have a significant relevance to CCU's consolidated operations. This merger explains the increases in revenues, costs and expenses in the pisco segment, compared to the previous year when it only included Pisconor's operations. During this quarter, the profitability of this segment continued improving with a growth of Ch$1,036 million (US$2.0 million) in its operating results, as a consequence of higher prices of the whole category and higher volumes of premium priced products, as well as the synergies captured through the consolidation process between Pisconor and Control and the use of CCU's shared services.

(Three exhibits to follow)